Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Pricing Supplement Addendum to Pricing Supplement No. 1646 dated August 10, 2012 to the Prospectus dated September 19, 2011,
the Prospectus Supplement dated September 19, 2011
and the Currency Terms Supplement dated July 12, 2012

The Goldman Sachs Group, Inc. $2,570,000 Leveraged Currency-Linked Medium-Term Notes, Series D, due 2014 (Linked to the Performance of the Chinese Renminbi Against the U.S. Dollar)

This pricing supplement addendum relates to $500,000 face amount of notes, which we call the “upsize notes,” which are being initially offered on the date of this pricing supplement addendum. $2,070,000 face amount of the notes, which we call the “original notes,” were initially offered on August 10, 2012, as described in the accompanying pricing supplement no. 1646 dated August 10, 2012.  The original notes and the upsize notes have identical terms and conditions and have the same CUSIP (38143U6D8) and ISIN (US38143U6D85) numbers. In this pricing supplement addendum, the term “notes” means the upsize notes and the original notes.

The following information supplements and should be read with the accompanying pricing supplement no. 1646, together with the accompanying prospectus supplement dated September 19, 2011 relating to Medium-Term Notes, Series D, the accompanying prospectus dated September 19, 2011 and the accompanying currency terms supplement dated July 12, 2012.

Your investment in the notes involves certain risks, including, among other things, our credit risk. You should read the additional disclosure regarding the terms of the notes, risk factors and the exchange rate in the accompanying pricing supplement no. 1646 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the upsize notes were set on the trade date for the upsize notes (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) was equal to approximately $975 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will use for account statements and otherwise exceeds the estimated value of your notes as determined by reference to these models as described on the cover of pricing supplement no. 1646.

Original issue date:	August 17, 2012	Original issue price:	100% of the face amount
Underwriting discount:	1.175% of the face amount	Net proceeds to the issuer:	98.825% of the face amount

We may decide to sell additional notes after the trade date for the upsize notes (August 15, 2012) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement addendum, the accompanying pricing supplement no. 1646, the accompanying prospectus supplement, the accompanying prospectus or the accompanying currency terms supplement.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this pricing supplement addendum in connection with offers and sales of the notes in market-making transactions.

Goldman, Sachs & Co.

Pricing Supplement Addendum dated August 15, 2012

HISTORICAL EXCHANGE RATES

The exchange rate is expressed as the Chinese Renminbi value of one U.S. dollar.  The following table sets forth the published high, low and period end daily exchange rates for the fourth calendar quarter of 2012 (through August 15, 2012), as published by the People’s Bank of China and displayed on the relevant source specified in “Special Calculation Provisions — Level of an Exchange Rate” on page S-23 of the accompanying currency terms supplement for such period. This exchange rate information supplements the information contained in the accompanying pricing supplement no. 1646 dated August 10, 2012. As set forth in the following table, a decrease in the exchange rate for a given day indicates a weakening of the USD against the relevant currency, while an increase in the exchange rate indicates a strengthening of the USD against that currency.  We obtained the information in the table below from the People’s Bank of China without independent verification. The historical exchange rates and historical exchange rate performance set forth below and in the accompanying pricing supplement no. 1646 dated August 10, 2012 should not be taken as an indication of future performance.

Historical High, Low and Period End Exchange Rates of CNY versus USD

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes.

	High	Low	Period End
2012
Quarter ending September 30 (through August 15, 2012)	6.3482	6.3112	6.3482

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Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-40 of the accompanying currency terms supplement. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the upsize notes, excluding underwriting discounts and commissions, will be approximately $5,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the upsize notes specified on the front cover of this pricing supplement addendum. Goldman, Sachs & Co. proposes initially to offer the upsize notes to the public at the original issue price set forth on the cover page of this pricing supplement addendum, and to certain securities dealers at such price less a concession not in excess of 1.00% of the face amount.

We will deliver the upsize notes against payment therefor in New York, New York on August 17, 2012, which is the second scheduled business day following the date of this pricing supplement addendum and of the pricing of the notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes.  However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice.  No assurance can be given as to the liquidity or trading market for the upsize notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the upsize notes offered by this pricing supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such upsize notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

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